NYSE
AN ICE EXCHANGE

October 19, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 9.25% Series B Cumulative Redeemable Preferred Stock, par value $0.001 per share, of Innovative Industrial Properties, Inc., under the Exchange Act of 1934.

Sincerely,

Craig A. Marts

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**